SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kadmon Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48283N106
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,811,023 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,811,023 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,811,023 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN
(1) Includes 2,193,863 shares of common stock, par value $0.001 (“Common Stock”), of Kadmon Holdings, Inc. (the “Issuer”), issuable upon the conversion of 5% Convertible Preferred Stock (the “Preferred Stock”) of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants (defined below) on an as-converted basis.
(2)          Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2017, plus 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,811,023 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,811,023 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,811,023 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO
(1) Includes 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2) Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-K filed with the SEC on March 22, 2017, plus 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,811,023 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,811,023 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,811,023 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN
(1) Includes 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2) Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-K filed with the SEC on March 22, 2017, plus 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 5 of 7 Pages
1	NAME OF REPORTING PERSON TREACY GAFFNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,346
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,346
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-K filed with the SEC on March 22, 2017.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on August 5, 2016 (the “Original Schedule 13D”) (the Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kadmon Holdings, Inc., a Delaware corporation (the “Issuer”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 1.  This Amendment No. 1 is being filed to report the change in the percentage of Common Stock outstanding beneficially owned by the Reporting Persons based in the shares of Common Stock reported to be outstanding by the Issuer in its Form 10-K filed with the SEC on March 22, 2017.

Item 5. Interest in Securities of the Issuer.
Item 5(a)-(b) is amended and supplemented by adding thereto the following:
As of the date of this Amendment No. 1, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment of the Common Stock outstanding.  The percentages used in this Amendment No. 1 are calculated based upon (i) the 51,846,521 shares of Common Stock reported to be outstanding as of March 15, 2017 by the Issuer in its Form 10-K, filed with the SEC on March 22, 2017, plus, where indicated, (ii) (x) 2,193,863 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and (y) 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2017

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

/s/ Steven A. Tananbaum
STEVEN A. TANANBAUM

/s/ TREACY GAFFNEY
TREACY GAFFNEY